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                                                                Exhibit(a)(5)(C)
                   [Hooker Furniture Corporation Letterhead]

                                 PRESS RELEASE

Contact:   E. Larry Ryder               FOR IMMEDIATE RELEASE
Phone:     (540) 656-3314               10 AM EDT September 11, 2000


         HOOKER FURNITURE CORPORATION ANNOUNCES PRELIMINARY RESULTS OF
       TENDER OFFER BY ESOP TRUST TO PURCHASE UP TO 1,800,000 SHARES OF
                             HOOKER'S COMMON STOCK


MARTINSVILLE, VIRGINIA (September 11, 2000): HOOKER FURNITURE CORPORATION today announced the preliminary results of the tender offer by the Hooker Furniture Corporation Employee Stock Ownership Plan Trust (the "ESOP Trust") to purchase up to 1,800,000 shares of Hooker's common stock, which expired at 5:00 P.M., New York City time, on Friday, September 8, 2000.

Based on a preliminary count by the depositary for the tender offer, approximately 3,542,348 shares of common stock, representing approximately 46.50% of the company's outstanding shares, were properly tendered and not properly withdrawn prior to expiration of the offer, 1,800,000 of which the ESOP Trust expects to purchase at the offer price of $12.50 per share.

Hooker has been informed by the depositary that the preliminary proration factor for the offer was approximately 50.81%, but the final results of the proration may not be available for several days. The determination of the actual proration factor is subject to final confirmation of the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. Payment for shares accepted in the tender offer and the return of shares not accepted for purchase will be made by the depositary promptly following its determination of the final results of the proration.

The ESOP Trust commenced the tender offer on August 9, 2000, when it offered to purchase up to 1,800,000 shares of Hooker's common stock at a price of $12.50 per share net to the seller in cash, without interest. As of September 11, 2000, Hooker had approximately 7,617,298 million shares issued and outstanding. The completion of the tender offer will not change the number of shares issued and outstanding.

Hooker Furniture Corporation is a leading manufacturer of wood furniture selling in the upper-medium price range of the residential market. Manufacturing facilities are located in Martinsville and Roanoke, VA, and Kernersville, Pleasant Garden, and Maiden, NC.

For further information, contact E. Larry Ryder, Senior Vice President--Finance and Administration (540) 656-3314.